UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

Certification of a Foreign Private Issuer’s Termination of Registration of a
Class of Securities Under Section 12(g) of the Securities Exchange Act of 1934
or its Termination of the Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File No.: 0-50822

NWT URANIUM CORPORATION
(Exact name of registrant as specified in its charter)

Suite 1102, 70 York Street
Toronto, Ontario, Canada M5J 1S9
Tel.: (416) 504-3978
(Address, including ZIP code, and telephone number, including area code of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) [X] (for equity securities)	Rule 12h-6(d) [ ] (for successor registrants)

Rule 12h-6(c) [ ] (for debt securities)	Rule 12h-6(i) [ ] (for prior Form 15 filers)

PART I

Item 1.     Exchange Act Reporting History.

A.	The Company first incurred a duty to file reports under Section 13(a) of the Exchange Act on approximately June 25, 2004.

B.	The Company has filed all reports required under Section 13(a) of the Exchange Act during the 12 months preceding the date of filing of this Form 15F and has filed a total of 5 Annual Reports on Form 20-F under Section 13(a).

Item 2.     Recent United States Market Activity.

The Company has never sold securities in the United States in a registered offering under the Securities Act of 1933.

Item 3.     Foreign Listing and Primary Trading Market.

A.

The primary trading market for the Company’s common stock ("Shares") is the TSX Venture Exchange in Canada. The Company’s Shares also trade on the Frankfurt Stock Exchange and Berlin Stock Exchange in Germany. The TSX Venture Exchange constitutes the primary trading market for the Company’s Shares.

B.	The Company’s Shares commenced trading on the TSX Venture Exchange in Canada on March 19, 2004, on the Berlin Stock Exchange on March 30, 2004, and on the Frankfurt Stock Exchange on April 5, 2004.

C.	The Company believes that at over 85% of the trading in its Shares over the past 12 months occurred on the TSX Venture Exchange, the Berlin Stock Exchange, and the Frankfurt Stock Exchange.

Item 4.     Comparative Trading Volume Data.

Not applicable.

Item 5.     Alternative Record Holder Information.

At July 15, 2010 the Company had 250 record holders of its Shares who are United States residents.

Item 6.     Debt Securities.

Not applicable.

Item 7.     Notice Requirement.

On July 15, 2010 the Company issued a press release, which was disseminated by the Marketwire LP, announcing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

Item 8.     Prior Form 15 Filers.

Not applicable.

PART II

Item 9.     Rule 12g3-2(b) Exemption.

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) at the following web sites: (i) http://www.nwturanium.com, and (ii) http://sedar.com.

PART III

Item 10.     Exhibits.

Press Release dated July 15, 2010.

Item 11.     Undertakings.

The Undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5% of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, NWT Uranium Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In doing so, NWT Uranium Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: July 15, 2010

By: /s/ Raphael Danon
Name: Raphael Danon
Title: Chief Financial Officer